

Mail Stop 3561

April 21, 2017

Symeon Palios
Diana Containerships Inc.
Pendelis 18
175 64 Palaio Faliro
Athens, Greece

> **Re:** **Diana Containerships Inc.**
> **Registration Statement on Form F-3**
> **Filed March 24, 2017**
> **File No. 333-216944**

Dear Mr. Palios:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the registration statement cover page and throughout the prospectus to register the issuance of common shares on conversion of the Series B-2 Convertible Preferred Shares. For guidance, please refer to Question 103.04 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Exhibit 5.1

2. Please have counsel revise the legality to opinion to opine that the Series B-2 Convertible Warrants are binding obligations of the registrant under the law of the jurisdiction

governing the warrants. Please also have counsel opine as to the legality of the issuance of the common shares on conversion of the Series B-2 Convertible Preferred Shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at 202-551-3601 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Gary Wolfe, Esq.
        Seward & Kissel LLP